VIA EDGAR

January 8, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-34018

Dear Mr. Hiller:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2009, with respect to Gran Tierra’s Form 10-K listed above (the “Comment”).  The Comment has been replicated in italics below for the Staff’s convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.           We have read your response to prior comment 1 indicating you continue to believe that the contractual liability for liquidation damages is a more reliable measure of fair value of the modifications than would result using the Black Scholes model.

If you firmly believe that your negotiations properly considered the fair value of the modifications and that this fair value was also reflected in the outcome, we expect that the 25% volatility factor implicit in the terms of your settlement would need to have been taken into account in estimating the expected volatility used in your calculations of grant date fair value of stock options issued after you made the warrant modifications to comply with the guidance in paragraphs 16 and A34 of SFAS 123(R), and SAB Topic 14D.1.

Please explain how your computation and use of the 100% volatility factor in these other measurements after the settlement of the liability for liquidated damages properly reflects the implicit volatility, if this is your view. Please clarify the extent to which this measure of volatility reflects meaningful differences between the option and warrants.

Gran Tierra’s Response:

In order to clarify our responses to the previous response letters, the implied volatility discussion was included to convey our thought process in assessing the appropriate accounting to record the June 2007 warrant modification ( the “warrant modification”). Ultimately, the Company concluded that the accounting should be based on the accrued liquidated damages amount and the implied 25% volatility factor had no effect on the accounting; as such, it should not be considered prospectively.

Additionally, Gran Tierra believes that there are meaningful differences between its options and warrants which support utilizing a different measure of volatility.  Gran Tierra relied, and continues to rely, on historical volatility for determining expected volatility when calculating the fair value of stock options’ issued after the warrant modification was made. The first options’ grant after the warrant modification occurred in November 2007. In determining whether historical volatility versus an implied volatility or combination of both should be used, the Company considered the following guidance under SAB Topic 14D.1:

a)	Volume of Market Activity
The Company does not have any traded options or warrants. The Company’s only transaction for which an implied volatility calculation could be attempted was the June 2007 warrant modification of the terms of 50 million warrants to purchase 25 million shares associated with the shares issued through the 2006 Offerings, as described in our letter to the SEC dated November 13, 2009. To date, the largest single grant of options by the Company was 5.3 million options.

We believe that the volatility implied by the warrant modification without consideration of other potential stated or unstated rights would not necessarily represent a marketplace participant’s expectation (as required by footnote 6 to paragraph 7 of FAS 123(R)) regarding volatility as it was not a transaction in an active market and was carried out with a non-arms length group of shareholders. At the time of the warrant modification, the Company believed that the warrant holders negotiated to receive the equivalent of the $8.6 million of fair value. However, due to the warrant holders’ significant relationship with the Company as shareholders, it is difficult to assess all of the factors the warrant holders may have considered during the negotiations. Please refer to the relevant discussion below in our response to the second comment.

b)	Synchronization of the Variables
As indicated above, the date of the warrant modification was June 2007 and the first grant of stock options subsequent to this date was in November 2007.  We recognize that this time period is not significant enough to preclude consideration of the volatility used for the warrant modification.  However, the timing differences become more significant for later grants since the Company continues to grant options to its employees and directors from time to time.

c)	Similarity in Exercise Prices
The modified exercise price for the warrants was not determined using a fair market value determination that the Company uses for stock options granted under its Equity Incentive Plan.  Stock options granted after the warrant modification are “at-the-money” since the exercise price is determined on the grant date using the closing price on the stock exchange of the Company’s stock on that grant date. The warrants were repriced to $1.05 from the original $1.75 exercise price as a result of their modification when the “at-the-money” price would have been $1.37 on the date of the warrant modification.

d)	Similarity in Length of Terms
The expected life used for determining the fair value of stock options granted after the warrant modification is three years. The contractual life of the warrants, as a result of the modification was five years. The Company understands that the SEC’s staff’s position is that the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.

After considering the above guidance to determine whether implied volatility should be used to estimate expected volatility for other equity instruments issued by Gran Tierra after the warrant modification, the Company concluded, and continues to conclude, that the implied volatility data that could be inferred from the warrant modification is unlikely to reliably reflect the market’s expectation of future volatility for the Company’s options and therefore should not be included in the determination of expected volatility when valuing the Company’s stock options. The Company believes its position is supported mainly by the absence of active trading in the Company’s options or warrants, limited implied volatility data, differences in the volumes and exercise prices of the discussed equity instruments and the non-arms length nature of the investors (“2006 Investors”) involved in the warrant modification.

Therefore, the Company believes that exclusive reliance should be placed on the use of historical volatility to determine expected volatility for the following reasons:

a)
Gran Tierra expected that future volatility over the expected life of the options issued subsequent to the warrant modification would be similar to that of its historical volatility at that time as the Company had no reason to believe that its future volatility over the options’ expected life was likely to differ from its past. At the time of the warrants modification, we did not identify any significant factors that would cause us to believe that future expectations of volatility would be significantly different from the past.

b)	The computation of historical volatility uses a simple average calculation method based on the annualized standard deviation between the prices based on the expected life of the option.

c)
The period of sequential historical data used to value the options granted in November 2007 was shorter than the three year expected life of the options issued subsequent to the warrant modification as there were only two years of data since trading began in November 2005. Discussion of limitations on availability of historical data in SAB Topic 14.D indicates that for public companies, if the length of time the entity’s shares have been publicly traded is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available generally should be used as long as this period is not less than two years.

The Company has no reason not to believe, as stated in a) above, that the future volatility over the expected life of the options issued subsequent to the warrant modification would not be similar to that of its historical volatility at that time and the period of observations is reasonably long with no better information on volatility available.

d)
The Company uses daily price observations over the historical two year period (or a longer period as more information becomes available) prior to granting options subsequent to the warrant modification.

By weighting the above factors, the Company believes that exclusive reliance should be placed on historical volatility data to determine expected volatility for its stock option grants subsequent to the warrant modification.

2.           We understand from your response to prior comment 1 that if you were to calculate the value of the warrant modifications using the Black Scholes model, you would record the excess of the liability over this value as capital contribution, placing reliance on the guidance in footnote 1 of APB 26.

However, referring to the investors on page 5 of your response letter, you state “… it was clear that they believed that they were receiving equivalent fair value of $8.6 million as a result of the modifications to these warrants.” Please explain why you do not believe the intent of the investors would preclude the accounting you suggest. Please also submit a schedule listing the investors, their respective share holdings, percentage of such shares to total outstanding shares at the time, the portion of the liability associated with each, and identifying those who approved the settlement.

Gran Tierra’s Response:

Since the investors were contractually entitled to receive $8.6 million in liquidated damages, the Company assumed that the investors believed that they were receiving equivalent value as a result of the warrant modification or else they would not have approved the amendment to the Registration Rights Agreements.  Gran Tierra is unable to assess the intentions of the 2006 Investors surrounding their acceptance of the fair value provided in the warrant modification and whether they were actually, in their view, receiving or giving up some other benefit in their capacity as shareholders. If the Company received consideration in excess of the fair value, based on using the Black Scholes model with an historical volatility attributed to the warrant modification, this may indicate the warrant holders may have considered other factors important to them in their capacity as principal shareholders. As stated in our letter to the SEC dated November 13, 2009, we believed that the warrant holders negotiated to receive fair value equivalent to the liquidated damages. However, the warrant holders may have agreed to a lesser fair value based on their desire as shareholders to allow the Company to complete its planned capital expenditure program that would otherwise have been postponed or cancelled if a cash settlement was made for the liquidated damages rather than accepting the warrant modification. The Company has considered whether this excess over the fair value attributed to the warrant modification should be considered as a reduction to the originally recorded liquidated damages, but believes that because of the Company’s relationship with this principal shareholder group as a related party (since the Registration Rights Agreements provided that decisions would be made by a majority of the then outstanding registrable shares), the substance of the transaction was the Company received the excess as a contribution of capital.

Consistent with this, the Company believes that because this transaction was carried out with a related party group, it is not appropriate that a gain be recorded. Accordingly, the resulting difference between the fair value of the warrant modification using an expected volatility based on the Company’s historical volatility and the liability for liquidated damages settled should be recorded to shareholders’ equity as part of “Warrants”. The accounting for such a capital contribution would be consistent with the accounting treatment currently adopted by the Company for this transaction.

Please see Exhibit A for the requested information related to the listing of the 2006 Investors, their respective shareholdings, percentage of such shares to total outstanding shares at the time, the portion of the liability associated with each, and identifying those who approved the amendment to the Registration Rights Agreements.

In conclusion, Gran Tierra believes that the accounting for the transaction should remain unchanged, however, upon further reflection our disclosure of the transaction and the accounting for the transaction should be clarified in future filings.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Martin Eden
Martin Eden
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President
Nancy H. Wojtas, Esq.

Exhibit A Gran Tierra Energy Inc.
2006 Offering Participants

Name of Investor	# of Shares	# of Warrants	% of Stock Ownership per Reg Rights Agreement	Consent Received (x)	Allocation of Liquidated Damages
Bristol Investment Fund, Ltd.	333,333	166,667	0.35%		51,666.77
Capital Ventures International	1,000,000	500,000	1.06%		155,000.00
Castlerigg Master Investments Ltd.	1,333,334	666,667	1.41%		206,666.77
CD Investment Partners, Ltd.	666,667	333,334	0.71%	x	103,333.54
City and Claremont Capital Assets Ltd	166,666	83,333	0.18%	x	25,833.23
Cranshire Capital, LP	166,666	83,333	0.18%		25,833.23
Crescent International Ltd.	300,000	150,000	0.32%	x	46,500.00
DKR Sandshore Oasis Holding Fund Ltd.	333,333	166,667	0.35%		51,666.77
Enable Growth Partners LP	750,000	375,000	0.79%		116,250.00
Enable Opportunity Partners II, LP	150,000	75,000	0.16%		23,250.00
Greywolf Capital Partners II, LP	1,866,667	933,334	1.98%	x	289,333.54
Greywolf Capital Overseas Fund LP	4,800,000	2,400,000	5.08%	x	744,000.00
Harborview Master Fund LP	100,000	50,000	0.11%		15,500.00
Hudson Bay Fund, LP	99,666	49,833	0.11%		15,448.23
Hudson Bay Overseas Fund, Ltd	33,334	16,667	0.04%		5,166.77
Investcorp Interlachen Multi-Strategy Master Fund Ltd	2,000,000	1,000,000	2.12%	x	310,000.00
Iroquois Master Fund Ltd.	166,666	83,333	0.18%		25,833.23
Lakeview Fund, L.P.	533,332	266,666	0.56%		82,666.46
Millenium Global High Yield Fund Ltd.	2,668,000	1,334,000	2.82%	x	413,540.00
Millenium Global Natural Resources Fund Ltd	667,000	333,500	0.71%	x	103,385.00
MP Pensjon	166,666	83,333	0.18%		25,833.23
Nite Capital LP	866,666	433,333	0.92%		134,333.23
Penn Capital Management Capital Structure Opportunities Fund, LP	66,666	33,333	0.07%	x	10,333.23
Pierce Diversified Strategy Master Fund LLC	100,000	50,000	0.11%		15,500.00
RAB American Opportunities Fund, Ltd.	233,334	116,667	0.25%		36,166.77
Second City Capital Partners I, LP	700,000	350,000	0.74%		108,500.00
US Global Investors Balanced Natural Resources Fund	233,332	116,666	0.25%	x	36,166.46
US Global Investors - Global Resources Fund	3,100,000	1,550,000	3.28%	x	480,500.00
Whalehaven Capital Fund Ltd.	666,666	333,333	0.71%	x	103,333.23
ZLP Master Opportunity Fund, Ltd.	1,500,000	750,000	1.59%		232,500.00
1053361 Alberta Ltd	100,000	50,000	0.11%		15,500.00
Alan Rubin	66,666	33,333	0.07%	x	10,333.23
Alec P. Morrison & Sandra Morrison JT TEN	100,000	50,000	0.11%		15,500.00
Alfonso Kimche	16,667	8,334	0.02%	x	2,583.54
Alvin L. Gray	100,000	50,000	0.11%		15,500.00
Anne Lindsay Cohn Holstead	50,000	25,000	0.05%	x	7,750.00
Anthony Jacobs	200,000	100,000	0.21%	x	31,000.00
Arnold Schumsky	33,333	16,667	0.04%	x	5,166.77
Arthur Sinensky	66,666	33,333	0.07%	x	10,333.23
Atlantis Company Profit Sharing Plan, Elisa Medhus TTEE UAD	60,000	30,000	0.06%	x	9,300.00
Ben T. Morris	30,000	15,000	0.03%	x	4,650.00
Benedek Investment Group, LLC	100,000	50,000	0.11%	x	15,500.00
Bill Birdwell & Willie C. Birdwell JTWROS	25,000	12,500	0.03%	x	3,875.00
Bill Haak & Johnnie S. Haak JTWROS	50,000	25,000	0.05%	x	7,750.00
Blake Selig	20,000	10,000	0.02%	x	3,100.00
Bobby Smith Cohn	50,000	25,000	0.05%	x	7,750.00
Brad D. Sanders	25,000	12,500	0.03%	x	3,875.00
Bret Sanders	25,000	12,500	0.03%		3,875.00
Brian Kuhn	170,000	85,000	0.18%	x	26,350.00
Brian Payne & Heather Payne T/I/C	15,000	7,500	0.02%		2,325.00
Bruce McMaken	17,000	8,500	0.02%	x	2,635.00
Brunella Jacs LLC	66,666	33,333	0.07%	x	10,333.23
Carl Pipes	20,000	10,000	0.02%	x	3,100.00
Carmen Neufeld	99,992	49,996	0.11%	x	15,498.76
Carol C. Barbour Profit Sharing Plan/Pershing LLC - Cust Profit Sharing Plan FBO: Carol C. Barbour	50,000	25,000	0.05%	x	7,750.00
Carol Edelson	16,666	8,333	0.02%		2,583.23
Carol Tambor	33,333	16,667	0.04%	x	5,166.77
Carter Pope	133,333	66,667	0.14%		20,666.77
Caryl R. Reese & Albert L. Reese JTWROS	30,000	15,000	0.03%		4,650.00
Cathy Selig	33,334	16,667	0.04%		5,166.77
Chad Oakes	179,990	89,995	0.19%	x	27,898.45
Chester Family 1997 Trust UAD 12/9/97	33,333	16,667	0.04%	x	5,166.77
Christian Thomas Swinbank UAD 3/14/06, Christian Thomas Swissbank, TTEE	33,334	16,667	0.04%	x	5,166.77
Christine M. Sanders	50,000	25,000	0.05%	x	7,750.00
Chuck Ramsay	33,333	16,667	0.04%	x	5,166.77
Clarence Tomanik	99,992	49,996	0.11%		15,498.76
Constance O. Welsch/Simple IRA - Pershing LLC Cudstodian	10,000	5,000	0.01%		1,550.00
Courtney Cohn Hopson Separate Account	50,000	25,000	0.05%	x	7,750.00
Dale Tremblay	66,666	33,333	0.07%	x	10,333.23
Dan L. Duncan	250,000	125,000	0.26%	x	38,750.00
Dana Coffield	66,667	33,334	0.07%	x	10,333.54
Daniel Corbin	55,000	27,500	0.06%	x	8,525.00
Datavision Computer Video, Inc.	33,334	16,667	0.04%		5,166.77
David Shadid	33,334	16,667	0.04%		5,166.77
David Breen	15,000	7,500	0.02%	x	2,325.00
David M. Robichaux PSP - Pershing LLC as Custodian	16,667	8,334	0.02%	x	2,583.54
David Shapiro	30,000	15,000	0.03%		4,650.00
David T. Jensen	33,333	16,667	0.04%		5,166.77
David Towery	30,000	15,000	0.03%	x	4,650.00
David Westlund	60,000	30,000	0.06%	x	9,300.00
Don A. Sanders Restricted	200,000	100,000	0.21%	x	31,000.00
Don S. Cook	33,333	16,667	0.04%		5,166.77
Don Sanders and Tanya Drury TTEES FBO Tanya Jo Drury Trust	30,000	15,000	0.03%		4,650.00
Don Weir and Julie Ellen Wein TEN IN COM	100,000	50,000	0.11%	x	15,500.00
Donald L Poarch	30,000	15,000	0.03%	x	4,650.00
Donal Moss	53,333	26,667	0.06%		8,266.77
Donald R. Kendall, Jr.	25,000	12,500	0.03%		3,875.00
Donald Wright C/O HSD Partners	500,000	250,000	0.53%	x	77,500.00
Donna Moss	15,000	7,500	0.02%		2,325.00
Dr. William Grose Agency	33,333	16,667	0.04%		5,166.77
Duane Renfro	33,334	16,667	0.04%		5,166.77
Duke Family Rev. Living Trust UAD 3/8/06	33,333	16,667	0.04%	x	5,166.77
Ed McAninch	40,000	20,000	0.04%		6,200.00
Edmund Melhado	100,000	50,000	0.11%		15,500.00
Edward Muchowski	100,000	50,000	0.11%	x	15,500.00
Edwin Freedman	200,000	100,000	0.21%	x	31,000.00
Elizabeth Kirby Cohn McCool Separate Property	50,000	25,000	0.05%	x	7,750.00
Emily H. Todd Separate Property	20,000	10,000	0.02%		3,100.00
Emily Harris Todd IRA	16,666	8,333	0.02%		2,583.23
Eric Glen Weir	30,000	15,000	0.03%	x	4,650.00
F. Berndon Co. LP	30,000	15,000	0.03%		4,650.00
Frank J. Metyko Jr. & Mark J. Metyko & Kurt F. Metyko TTEES. Frank J. Metyko Residuary Trust	16,666	8,333	0.02%	x	2,583.23
Fred A. Stone, Jr.	30,000	15,000	0.03%	x	4,650.00
Gary Friedland	20,000	10,000	0.02%	x	3,100.00
George Ball	70,000	35,000	0.07%	x	10,850.00
George Antoun & Martha Antoun JTWROS	33,333	16,667	0.04%		5,166.77
Geriann Sweeney & Louis Paul Lohn COM PROP	66,667	33,334	0.07%	x	10,333.54
Glenn Andrew Welsch TTEE Constance Welsch Trust UA DTD 12/18/95	15,000	7,500	0.02%	x	2,325.00
Glenn Fleischhacker	16,667	8,334	0.02%	x	2,583.54
Gonzalo Vazquez	70,000	35,000	0.07%	x	10,850.00
Gottbetter & Partners, LLP in Trust for Besser Kapital Fund Ltd	66,667	33,334	0.07%		10,333.54
Gran Tierra Investments J. Livingston Kosberg	166,666	83,333	0.18%		25,833.23
Grant E. Sims & Patricia Sims JT TEN	50,000	25,000	0.05%		7,750.00
Grant E. Sims C/F Eric R. Sims UTMA TX	5,000	2,500	0.01%		775.00
Grant E. Sims C/F Ryan S. Sims UTMA TX	5,000	2,500	0.01%		775.00
Grant E. Sims C/F Scott A. Sims UTMA TX	5,000	2,500	0.01%		775.00
Gregory Selig Lewis	20,000	10,000	0.02%		3,100.00
Hal Rothbaum	66,667	33,334	0.07%	x	10,333.54
Harvey Friedman Francine Fridman JT TEN	16,667	8,334	0.02%	x	2,583.54
Heather and Ian Campbell JTWROS	13,334	6,667	0.01%	x	2,066.77
Herbert Lippin	20,000	10,000	0.02%		3,100.00
Howard Simon	66,666	33,333	0.07%		10,333.23
Humphrey Family Limited Partnership	20,000	10,000	0.02%		3,100.00
Ilex Investments LP	200,000	100,000	0.21%	x	31,000.00
IRA FBO Andrew Klein/Pershing LLC as Custodian	16,666	8,333	0.02%	x	2,583.23
IRA FBO Bessie Montesano/Pershing LLC as Custodian	33,334	16,667	0.04%	x	5,166.77
IRA FBO Christopher Neal Todd/Pershing LLC as Custodian	20,000	10,000	0.02%		3,100.00
IRA FBO Erik Klefos/Pershing LLC as Custodian	30,000	15,000	0.03%	x	4,650.00
IRA FBO Hyman Gildenhorn/Pershing LLC as Custodian	152,000	76,000	0.16%	x	23,560.00
IRA FBO Jeff G. Mallett/Pershing LLC as Custodian	20,000	10,000	0.02%		3,100.00
IRA FBO Jill Anne Harris/Pershing as Custodian	16,667	8,334	0.02%	x	2,583.54
IRA FBO Jodi F. Malanga/Pershing LLC as Custodian	17,000	8,500	0.02%	x	2,635.00
IRA FBO Lewis S. Rosen/Pershing LLC as Custodian	16,666	8,333	0.02%	x	2,583.23
IRA FBO Linda Lorelle Gregory/Pershing LLC as Custodian	30,000	15,000	0.03%		4,650.00
IRA FBO Lisa Marcelli/Pershing LLC as Custodian	16,666	8,333	0.02%	x	2,583.23
IRA FBO Marc W. Evans/Pershing LLC as Custodian	16,666	8,333	0.02%	x	2,583.23
IFA FBO Merila F. Peloso/Pershing LLC as Custodian	16,666	8,333	0.02%	x	2,583.23
IRA FBO Paul H. Sanders Jr./Pershing LLC as Custodian	10,000	5,000	0.01%	x	1,550.00
IRA FBO Paula L. Santoski/Pershing LLC as Custodian	33,333	16,667	0.04%	x	5,166.77
IRA FBO Robert Clifford/Pershing LLC as Custodian	30,000	15,000	0.03%	x	4,650.00
IRA FBO Robert E. Witt/Pershing LLC as Custodian	40,000	20,000	0.04%	x	6,200.00
IRA FBO Robert Larry Kinney/Pershing LLC as Custodian	50,000	25,000	0.05%	x	7,750.00
IRA FBO Scott M. Marshall/Pershing LLC as Custodian	96,000	48,000	0.10%	x	14,880.00
IRA FBO Julie E. Weir/Pershing LLC as Custodian	10,000	5,000	0.01%		1,550.00
IRA FBO Michael W. Mitchell/Pershing LLC as Custodian	50,000	25,000	0.05%	x	7,750.00
Jackie S. Moore	25,000	12,500	0.03%		3,875.00
James B. Terrell Trust UAD 9/12/90	50,000	25,000	0.05%	x	7,750.00
James Garson	33,334	16,667	0.04%		5,166.77
James McNeill	333,300	166,650	0.35%		51,661.50
James R. Timmins and Alice M. Timmins T/I/C	83,332	41,666	0.09%	x	12,916.46
James W. Christmas	100,000	50,000	0.11%		15,500.00
James W. Christie	16,666	8,333	0.02%	x	2,583.23
Jan Bartholomew	16,666	8,333	0.02%		2,583.23
Jan Rask	333,333	166,667	0.35%	x	51,666.77
Janet E. Sikes	10,000	5,000	0.01%	x	1,550.00
Jay Moorin	666,667	333,334	0.71%	x	103,333.54
Jeff G. Mallett & Company Inc. PFP/FBO Jeff G. Mallett	25,000	12,500	0.03%		3,875.00
Jeff G. Mallett & Company Inc. PSP FBO Denise M. Anderson	5,000	2,500	0.01%		775.00
Jeffrey J. Orchen	100,000	50,000	0.11%	x	15,500.00
Jeffrey J. Orchen P/S Plan DTD 1/1/95 Jeffrey J. Orchen TTEE	59,333	29,667	0.06%	x	9,196.77
Jeffrey Schnipper	40,000	20,000	0.04%	x	6,200.00
Jeffrey Scott	100,000	50,000	0.11%	x	15,500.00
Jens Hansen	20,000	10,000	0.02%	x	3,100.00
Joe M. Bailey	50,000	25,000	0.05%	x	7,750.00
Joel Stuart	16,666	8,333	0.02%	x	2,583.23
John I. Mundy Separate Property	30,000	15,000	0.03%		4,650.00
John Jeffrey Mundy TTEE Mundy 2000 Gift Trust DTD 1/1/00	30,000	15,000	0.03%	x	4,650.00
John M. O'Quinn	150,000	75,000	0.16%	x	23,250.00
John N. Spiliotis	16,666	8,333	0.02%		2,583.23
John V. Hazleton Jr. & Bonnie C Haxleton TIC	13,000	6,500	0.01%	x	2,015.00
John W. Johnson	30,000	15,000	0.03%	x	4,650.00
John W. Lodge III	33,333	16,667	0.04%		5,166.77
Jonathan Day	20,000	10,000	0.02%	x	3,100.00
Jorge Cangini	40,000	20,000	0.04%	x	6,200.00
Joseph A. Ahearn	33,334	16,667	0.04%		5,166.77
Joseph A. Cech	26,700	13,350	0.03%	x	4,138.50
Joseph H. Flom	50,000	25,000	0.05%	x	7,750.00
Judith Ricciardi	30,000	15,000	0.03%	x	4,650.00
Julius Johnston IV	20,000	10,000	0.02%		3,100.00
Katherine U. Sanders 1990	100,000	50,000	0.11%	x	15,500.00
Katherine U. Sanders Childrens Trust DTD 2003/Don Weir Trustee	250,000	125,000	0.26%	x	38,750.00
Kenneth Kaplan	33,333	16,667	0.04%	x	5,166.77
LG Vela	16,667	8,334	0.02%		2,583.54
Larry F. Crews	16,999	8,500	0.02%		2,635.00
Larry Martin	50,000	25,000	0.05%		7,750.00
Larry Zalk	33,333	16,667	0.04%		5,166.77
Laura Connally	16,666	8,333	0.02%	x	2,583.23
Laura K. Sanders	50,000	25,000	0.05%	x	7,750.00
Lee Corbin	17,000	8,500	0.02%	x	2,635.00
Leigh Ellis and Mimi G. Ellis JTWROS	20,000	10,000	0.02%		3,100.00
Lenny Olim	20,000	10,000	0.02%		3,100.00
Lisa Dawn Weir	40,000	20,000	0.04%	x	6,200.00
Lorain S. Davis Trust, T. Stogel TTEE U/A DTD 11/10/86	16,666	8,333	0.02%		2,583.23
Louis Gleckel, MD	20,000	10,000	0.02%	x	3,100.00
Louis and Cara Zehil	66,666	33,333	0.07%		10,333.23
Luc Chartrand	75,000	37,500	0.08%		11,625.00
Luke J. Drury TTEE Luke J, Drury Non-Exempt Trust	50,000	25,000	0.05%	x	7,750.00
M. St. John Dinsmore	40,000	20,000	0.04%		6,200.00
Marc S. Powell and Lori T. Powell, TTEE, The Powell Family Trust	20,000	10,000	0.02%	x	3,100.00
Maria Checa	33,333	16,667	0.04%		5,166.77
Margaret Reed	17,000	8,500	0.02%		2,635.00
Mark Drury TTEE FBO Mark J. Drury Non-Exempt Trust	50,000	25,000	0.05%		7,750.00
Mark Leszczynski	33,334	16,667	0.04%		5,166.77
Mark N. Davis	16,667	8,334	0.02%		2,583.54
Mary E. Shields	16,666	8,333	0.02%		2,583.23
Mary Harris Cooper	16,666	8,333	0.02%	x	2,583.23
Mathew D. Myers	17,000	8,500	0.02%	x	2,635.00
Mathew Drury TTWW FBO Mathew J. Drury Non-Exempt Trust	50,000	25,000	0.05%	x	7,750.00
Max Dillard	100,000	50,000	0.11%		15,500.00
Max Wei	26,656	13,328	0.03%	x	4,131.68
Mazzei Holding LLC	33,333	16,667	0.04%		5,166.77
McCarron Family Partners Ltd.	16,666	8,333	0.02%	x	2,583.23
Melton Pipes/Pershing LLC as Custodian	20,000	10,000	0.02%	x	3,100.00
Melvin Howard	30,000	15,000	0.03%	x	4,650.00
Merrick C. Marshall	20,000	10,000	0.02%	x	3,100.00
Michael Glita & Joan Glita JT TEN	100,000	50,000	0.11%	x	15,500.00
Michael J. Guido, Jr. Special Account	66,666	33,333	0.07%		10,333.23
Michael L. Thiele & Elaine D Thiele JT TEN	133,333	66,667	0.14%	x	20,666.77
Michael S. Chadwick	16,666	8,333	0.02%	x	2,583.23
Middle March Partners LTD	66,667	33,334	0.07%		10,333.54
Morton A. Cohn	150,000	75,000	0.16%	x	23,250.00
Morton J. Weisberg	26,666	13,333	0.03%		4,133.23
Nancy J, Harmon	30,000	15,000	0.03%	x	4,650.00
Nathan Hagens	40,000	20,000	0.04%		6,200.00
Norman Goldberg	66,666	33,333	0.07%	x	10,333.23
P & J Fingerhut Family Trust, Joan Fingerhut TTEE, John Tuschman Agent UDPA	30,000	15,000	0.03%	x	4,650.00
Paul Evans	16,666	8,333	0.02%		2,583.23
Paul Lukowitsch	16,667	8,334	0.02%	x	2,583.54
Paul Mitcham	40,000	20,000	0.04%		6,200.00
Paul Osher & Sara Osher JTWROS	33,333	16,667	0.04%	x	5,166.77
Paul Tate and Lara M. Tate TIC	30,000	15,000	0.03%	x	4,650.00
Paula L Santoski Special Property	33,333	16,667	0.04%	x	5,166.77
Pauline H. Gorma Trust UTD 3/10/93	16,666	8,333	0.02%	x	2,583.23
Perfco Investments LTd	200,000	100,000	0.21%	x	31,000.00
Philip M. Garner & Carol P. Garner TEN IN COMMON	200,000	100,000	0.21%	x	31,000.00
Platinum Business Investment Company, Ltd	200,000	100,000	0.21%		31,000.00
Professional Billing Ltd.	133,333	66,667	0.14%	x	20,666.77
Rafael Orunesu	80,000	40,000	0.08%	x	12,400.00
Richard D. Kinder	166,667	83,334	0.18%	x	25,833.54
Richard Hochman	15,000	7,500	0.02%	x	2,325.00
RJS Jr./PLS 1192 Turst FBO Robert J. Santoski, Paula Santoski, TTEE	16,666	8,333	0.02%	x	2,583.23
Markus Ventures, L.P.	200,000	100,000	0.21%		31,000.00
Robert Freedman	100,000	50,000	0.11%	x	15,500.00
Robert MacLeod	16,666	8,333	0.02%	x	2,583.23
Robert Pedlow	133,333	66,667	0.14%		20,666.77
Robert Sayre Lindsey JT TEN	16,666	8,333	0.02%	x	2,583.23
Robert Wilensky	20,000	10,000	0.02%		3,100.00
Robert Zappia	40,000	20,000	0.04%		6,200.00
Robert Kintigh	17,000	8,500	0.02%		2,635.00
Robin Forrester	16,666	8,333	0.02%		2,583.23
Rock Associates	16,666	8,333	0.02%	x	2,583.23
Ron Davi	133,333	66,667	0.14%	x	20,666.77
Rosen Family Trust	50,000	25,000	0.05%		7,750.00
Roy Alan Price	35,000	17,500	0.04%		5,425.00
Rubin Children Trust	200,000	100,000	0.21%		31,000.00
Russell Hardin Jr.	50,000	25,000	0.05%	x	7,750.00
Samuel A. Jones	25,000	12,500	0.03%	x	3,875.00
Sanders Opportunity Fund (Institutional), LP	533,050	266,525	0.56%	x	82,622.75
Sanders Opportunity Fund , LP	166,950	83,475	0.18%	x	25,877.25
Sandy Valley Two LLC	30,000	15,000	0.03%		4,650.00
Scott Andrews	100,000	50,000	0.11%		15,500.00
SEP FBO Dwight W. Fate/Pershing LLC as Custodian	16,667	8,334	0.02%	x	2,583.54
SEP FBO Kenneth L. Hamilton/Pershing LLC as Custodian	5,000	2,500	0.01%	x	775.00
SEP FBO Peter G. Sarles/ Pershing LLC as Custodian	20,000	10,000	0.02%	x	3,100.00
SEP FBO Philip M. Garner/Pershing LLC as Custodian	27,133	13,567	0.03%	x	4,205.77
SEP FBP Rick Pease/Pershing LLC as Custodian	10,000	5,000	0.01%		1,550.00
SEP FBO Robert Slanovits/Pershing LLC as Custodian	10,000	5,000	0.01%	x	1,550.00
SEP FBO Susan S Lehrer/Pershing LLC as Custodian	16,666	8,333	0.02%		2,583.23
SEP FBO Thomas Giarraputo/Pershing LLC as Custodian	56,000	28,000	0.06%		8,680.00
SEP FBO William E. Grose MD/Pershing LLC as Custodian	16,666	8,333	0.02%		2,583.23
Shadow Creek Capital Partners LP	200,000	100,000	0.21%		31,000.00
Sharetron Limited Partnership	40,000	20,000	0.04%	x	6,200.00
Shawn T. Kemp	40,000	20,000	0.04%		6,200.00
SLS/PLS 1988 Tr FBO Samantha Leigh Santoski, Paula L. Santoski, TTEE	16,666	8,333	0.02%	x	2,583.23
Small Ventures USA LP	66,666	33,333	0.07%		10,333.23
Stanley Cohen	20,000	10,000	0.02%	x	3,100.00
Stanley Katz	100,000	50,000	0.11%	x	15,500.00
Stephen Falk MD and Sheila Falk, T/I/C	20,000	10,000	0.02%	x	3,100.00
Stephen S. Oswald	50,000	25,000	0.05%		7,750.00
Steve Harter	30,000	15,000	0.03%		4,650.00
Steve Scott	66,666	33,333	0.07%	x	10,333.23
Steven Hall/Rebecca Hall JTWROS	34,000	17,000	0.04%		5,270.00
Steven Elliott	33,334	16,667	0.04%		5,166.77
Sue M. Harris Separate Property	50,000	25,000	0.05%	x	7,750.00
Sue Minton Harris TTWW Pinke Lou Blair Estate Trust	33,333	16,667	0.04%	x	5,166.77
Susan S Lehrer TTEE L Lehrer Trust U/W FBO Benjamin Lehrer DTD 2/22/93	16,666	8,333	0.02%	x	2,583.23
Susan S Lehrer TTEE L Lehrer Trust U/W FBO /Michael Lehrer DTD 2/22/93	16,666	8,333	0.02%	x	2,583.23
Susan S Lehrer	16,666	8,333	0.02%	x	2,583.23
Susan Sanders Separate Property	25,000	12,500	0.03%		3,875.00
T. Buchanan & J Buchanan TTEES Buchanan Advisors Inc. Defined Benefit Plan UA DTD 1/1/02	25,000	12,500	0.03%		3,875.00
T. Scott O'Keefe	75,000	37,500	0.08%	x	11,625.00
Tanya Drury	50,000	25,000	0.05%	x	7,750.00
The Leland Hirsch Family Partnership	33,333	16,667	0.04%		5,166.77
The Sarles Family Trust UAD 9/7/00	40,000	20,000	0.04%	x	6,200.00
Theseus Fund LP	500,000	250,000	0.53%	x	77,500.00
Thomas Asarch & Barbara Asarch TEN COM	33,333	16,667	0.04%	x	5,166.77
Thomas Brady & Daniel Brady TTEE E P Brady Inc. Profit Sharing Plan & Trust	25,000	12,500	0.03%		3,875.00
Titus Harris Jr.	83,332	41,666	0.09%	x	12,916.46
Tom Juda, Nancy Juda, TTEES, Tom Juda and & Nancy Juda Living Trust DTD 5/3/95	166,666	83,333	0.18%	x	25,833.23
Tommy Forrester	16,666	8,333	0.02%	x	2,583.23
Tony Dutt & Bridget Dutt T/I/C	20,000	10,000	0.02%		3,100.00
Tracy D. Stogel	16,666	8,333	0.02%		2,583.23
Trevor J. Tomanik	79,992	39,996	0.08%		12,398.76
TWM Associates LLC	66,666	33,333	0.07%		10,333.23
Valerie B. Lens	33,000	16,500	0.03%		5,115.00
Verne Johnson	100,006	50,003	0.11%	x	15,500.93
Victoria Giannukos	100,000	50,000	0.11%	x	15,500.00
Vincent Vazquez	100,000	50,000	0.11%	x	15,500.00
Vitel Venture Corp	666,666	333,333	0.71%		103,333.23
W. Roger Clemons, Special Retirement Account	30,000	15,000	0.03%		4,650.00
Weiskopf, Silver & Co LP	20,000	10,000	0.02%	x	3,100.00
Wendy Wolfe Rodrigue & Heather Wolfe Parker TIC	30,000	15,000	0.03%	x	4,650.00
William D. Bain Jr and Peggy Brooks Bain TEN COM	15,000	7,500	0.02%	x	2,325.00
William Edward John Page	30,000	15,000	0.03%		4,650.00
William R. Hurt	17,000	8,500	0.02%	x	2,635.00
William H. Mildren	16,666	8,333	0.02%	x	2,583.23
William Scott	100,000	50,000	0.11%	x	15,500.00
William Sockman	20,000	10,000	0.02%	x	3,100.00
William T. Criner & Frances E. Criner TIC	16,666	8,333	0.02%	x	2,583.23
Wolf Canyon LTD--Special	50,000	25,000	0.05%	x	7,750.00
Zadok Jewelers	100,000	50,000	0.11%		15,500.00
Zadok Jewelry Inc. 401K Profit Sharing Plan	50,000	25,000	0.05%		7,750.00
Anthony S. Jacobs	150,000	75,000	0.16%	x	23,250.00
Bancor Inc.	100,000	50,000	0.11%	x	15,500.00
Bruce Slovin	100,000	50,000	0.11%		15,500.00
Charles Ofner	135,000	67,500	0.14%	x	20,925.00
Chris Gandalfo	10,000	5,000	0.01%		1,550.00
Dale Foster	49,992	24,996	0.05%		7,748.76
Daniel Todd Dane	66,666	33,333	0.07%	x	10,333.23
David M. Underwood	10,000	5,000	0.01%		1,550.00
Donald Roennigke	25,000	12,500	0.03%		3,875.00
Donald Streu	17,000	8,500	0.02%		2,635.00
Edward Heil	166,666	83,333	0.18%	x	25,833.23
Gerald Golub	33,334	16,667	0.04%	x	5,166.77
H. Markley Crosswell, III	15,000	7,500	0.02%		2,325.00
Hazel Bennett	10,000	5,000	0.01%	x	1,550.00
Hunter & Co. LLC Defined Pension Plan	35,000	17,500	0.04%	x	5,425.00
John D. Long Jr.	100,000	50,000	0.11%	x	15,500.00
John H. Gray	30,000	15,000	0.03%	x	4,650.00
John L. Nau III and Barbara Nau JT TEN	135,000	67,500	0.14%		20,925.00
Joseph B Swinbank	30,000	15,000	0.03%		4,650.00
Kevin Donald Poynter	200,000	100,000	0.21%		31,000.00
Lance DG Uggla	399,993	199,997	0.42%	x	61,999.07
Lawrence Johnson West	16,666	8,333	0.02%		2,583.23
Leticia Turullos SEP ITA	16,666	8,333	0.02%	x	2,583.23
Mac Haik	200,000	100,000	0.21%	x	31,000.00
Maria Checa	6,666	3,333	0.01%		1,033.23
Michael J. Hampton	50,000	25,000	0.05%		7,750.00
Michael McNulty	16,666	8,333	0.02%	x	2,583.23
Michael S. Chadwick	333	167	0.00%		51.77
Rahn and Bodmer	66666	33333	0.07%		10,333.23
Rosa Anna Marshall	70,000	35,000	0.07%	x	10,850.00
Rune Medhus & Elisa Medhus MD	70,000	35,000	0.07%	x	10,850.00
Sonya Messner	22,000	11,000	0.02%	x	3,410.00
Tanglewood Family Limited Partnership	40,000	20,000	0.04%		6,200.00
Thomas W. Custer	25,000	12,500	0.03%	x	3,875.00
Tolar N. Hamblen III	20,000	10,000	0.02%		3,100.00
Westchase Investments Group, LLC	34,000	17,000	0.04%		5,270.00
Robert D. Steele	80,000	40,000	0.08%	x	12,400.00
MP Pensjon	533,314	266,657	0.56%		82,663.67
The Knuettel Family Trust	16,668	8,334	0.02%		2,583.54
Canaccord Capital Corporation in Trust for ROB KRAHN	35,000	17,500	0.04%		5,425.00
Canaccord Capital Corporation in Trust for MARK AND MONICA TOMPSON	30,000	15,000	0.03%		4,650.00
Canaccord Capital Corporation in Trust for HOLLYVALE LIMITED	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for JUDITH ANN BATES	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for NORTH CITY INVESTMENTS CORP.	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for BRION BAILEY	15,000	7,500	0.02%	x	2,325.00
Canaccord Capital Corporation in Trust for BRIAN COLE	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for FACCONE ENTERPRISES LTD	20,000	10,000	0.02%		3,100.00
Canaccord Capital Corporation in Trust for LSM BUSINESS SERVICES LTD	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for GRANT HODGINS	17,000	8,500	0.02%		2,635.00
Canaccord Capital Corporation in Trust for GARY GEE WAI HOY &/OR LILY WAI HOY JTWROS	17,000	8,500	0.02%		2,635.00
Canaccord Capital Corporation in Trust for DAN O'BRIEN	30,000	15,000	0.03%		4,650.00
Canaccord Capital Corporation in Trust for HIROSHI OGATA	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for MICHAEL PARASKAKE	17,000	8,500	0.02%		2,635.00
Canaccord Capital Corporation in Trust for SHAWN PERGER	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for ROWENA SANTOS	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for KEN WONG	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for LIAQAT A KHAN	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for ROBERT CARD	10,000	5,000	0.01%		1,550.00
Canaccord Capital Corporation in Trust for KYUNG CHUN MIN	16,800	8,400	0.02%	x	2,604.00
Canaccord Capital Corporation in Trust for RICHARD H MACHIN	17,500	8,750	0.02%	x	2,712.50
Canaccord Capital Corporation in Trust for JIM TAYLOR	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for KIYOSHI FUJIEDA	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for SANOVEST HLDGS LTD	250,000	125,000	0.26%		38,750.00
Canaccord Capital Corporation in Trust for 719906 BC LTD	50,000	25,000	0.05%	x	7,750.00
Canaccord Capital Corporation in Trust for EDWARD B ANTONSEN	55,000	27,500	0.06%	x	8,525.00
Canaccord Capital Corporation in Trust for GREGG J SEDUN	100,000	50,000	0.11%	x	15,500.00
Canaccord Capital Corporation in Trust for DELORES ANTONSEN	40,000	20,000	0.04%	x	6,200.00
Canaccord Capital Corporation in Trust for DAVID N MALM ANAESTHESIA INC.	30,000	15,000	0.03%	x	4,650.00
Canaccord Capital Corporation in Trust for QRS HOLDINGS LTD	30,000	15,000	0.03%	x	4,650.00
Canaccord Capital Corporation in Trust for PGS HOLDINGS LTD	25,000	12,500	0.03%		3,875.00
Canaccord Capital Corporation in Trust for FRED PARRISH INVESTMENTS PTY LTD	66,667	33,334	0.07%	x	10,333.54
Canaccord Capital Corporation in Trust for ALEXANDER COX	670,000	335,000	0.71%	x	103,850.00
Canaccord Capital Corporation in Trust for NEON RAINBOW HOLDINGS LTD	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for ROBERT W Y KUNG	17,000	8,500	0.02%	x	2,635.00
Canaccord Capital Corporation in Trust for LLOYD CLARK	16,800	8,400	0.02%	x	2,604.00
Canaccord Capital Corporation in Trust for GRACE TO	10,000	5,000	0.01%	x	1,550.00
Canaccord Capital Corporation in Trust for CARMAX ENTERPRISES CORPORATION	20,000	10,000	0.02%	x	3,100.00
Canaccord Capital Corporation in Trust for LEO WONG	50,000	25,000	0.05%	x	7,750.00
Canaccord Capital Corporation in Trust for MIKE HUDSON	20,000	10,000	0.02%	x	3,100.00
Roytor & Co. ITF VP Bank (Switzerland) Ltd. a/c M13468661	166,700	83,350	0.18%	x	25,838.50
Canaccord Capital Corporation in Trust for CARL &/OR SHIRLEY BERHDAHL JTWROS	30,000	15,000	0.03%		4,650.00
Canaccord Capital Corporation in Trust for ARLEEN AGATE	17,000	8,500	0.02%		2,635.00
Canaccord Capital Corporation in Trust for BILL CORMYLO	20,000	10,000	0.02%		3,100.00
Canaccord Capital Corporation in Trust for JEREMY LINK	17,000	8,500	0.02%		2,635.00
Canaccord Capital Corporation in Trust for RICHARD &/OR SUSAN BURTON JTWROS	10,000	5,000	0.01%		1,550.00
Canaccord Capital Corporation in Trust for JACK COLDWELL	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for COROMANDEL RESOURCES LTD	25,000	12,500	0.03%		3,875.00
Canaccord Capital Corporation in Trust for DON COWIE	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for RICHARD H DAHL	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for BRAD W. GABEL	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for HARRY GABEL	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for BOB GEDDES	25,000	12,500	0.03%		3,875.00
Canaccord Capital Corporation in Trust for ANDREW GOODACRE	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for TERRAL HAGMAN	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for STEVE HORTH	13,000	6,500	0.01%		2,015.00
Canaccord Capital Corporation in Trust for KORNELL CAPITAL CORPORATION	33,000	16,500	0.03%		5,115.00
Canaccord Capital Corporation in Trust for RICHARD MACDERMOTT	40,000	20,000	0.04%		6,200.00
Canaccord Capital Corporation in Trust for RON C NORTHCOTT	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for PATRICIA J ALLEWELL PROFESSIONAL CORPORATION	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for DOUG RIOPELLE &/OR LINDA BENHAM-RIOPELLE JTWROS	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for GORDON W. ROSS REAL ESTATE INC.	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for ANTHONY SMITH	60,000	30,000	0.06%		9,300.00
Canaccord Capital Corporation in Trust for TECHSEARCH CONSULTING GROUP INC.	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for RODNEY B DAND PROFESSIONAL CORP	13,000	6,500	0.01%		2,015.00
Canaccord Capital Corporation in Trust for DAN ECHINO	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for KELLY FRASER	35,000	17,500	0.04%		5,425.00
Canaccord Capital Corporation in Trust for DARRIN GABEL	13,000	6,500	0.01%		2,015.00
Canaccord Capital Corporation in Trust for G-MAC WELDING LTD	2,500	1,250	0.00%		387.50
Canaccord Capital Corporation in Trust for J. BARETT DEVELOPMENTS LTD	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for HOOTER'S WELDING LTD	13,500	6,750	0.01%		2,092.50
Canaccord Capital Corporation in Trust for JERZY NOWAK	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for GERALD SLAMKO	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for PAUL STEIN	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for WILLIAM &/OR COLLEEN TOBMAN JTWROS	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for BARRY TUCKER	25,000	12,500	0.03%		3,875.00
Canaccord Capital Corporation in Trust for VICKERS FAMILY TRUST	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for EVONNE WHELAN	12,853	6,427	0.01%		1,992.37
Canaccord Capital Corporation in Trust for DENNIS BLEACKLEY	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for EDMUND &/OR JUDY HOUCHIN JTWROS	15,000	7,500	0.02%		2,325.00
Canaccord Capital Corporation in Trust for JERRY &/OR CHERYL HOUCHIN JTWROS	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for HIGHLANDS RESOURCES LTD	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for PETER C NICHOLS	15,000	7,500	0.02%		2,325.00
Canaccord Capital Corporation in Trust for GEORGE HIMANN	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for Trapp Construction LTD	16,500	8,250	0.02%		2,557.50
canaccord Capital Corporation in Trust for Todd Sysak	6,500	3,250	0.01%		1,007.50
Canaccord Capital Corporation in Trust for Sandeep G. Aggarwal Professional Corporation	10,000	5,000	0.01%		1,550.00
Canaccord Capital Corporation in Trust for Chris Saunders	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for J.M.C.Investments LTD	55,000	27,500	0.06%		8,525.00
Canaccord Capital Corporation in Trust for Rodadon Investments LTD	12,000	6,000	0.01%		1,860.00
Canaccord Capital Corporation in Trust for Gary &/or Charlotte Vermeulen Jtwros	16,500	8,250	0.02%		2,557.50
Canaccord Capital Corporation in Trust for Yarek Bartosz &/or Lisa Mcintosh Jtwros	25,000	12,500	0.03%		3,875.00
Canaccord Capital Corporation in trust for Ben Tabin	8,000	4,000	0.01%		1,240.00

	50,000,004	25,000,029	53%		$ 7,750,008.99
Sanders Morris Harris		1,308,921			405,765.51
Deutsche Bank		1,308,921			405,765.51
Canaccord Capital Corporation		207,847			63,482.57
Warrants and Liquidated Damages		27,825,718			$ 8,625,022.58

1) Please note that complete shareholdings in Gran Tierra of investors listed above have not been provided other than their participation in the 2006 Offering
2) Total Shares Outstanding at Date of Modification	94,506,912